Filed by Golden Cycle Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Golden Cycle Gold Corporation

Commission File No.: 001-09385

Date: May 29, 2008

April 25, 2008

Dear fellow shareholders:

Enclosed is a copy of the Company’s Annual Report to the Securities Exchange Commission on Form 10-K for the year ended December 31, 2007.

The Company accepted a merger proposal from AngloGold Ashanti on January 11, 2008. You will find detail on this agreement in the enclosed report, and you can find additional detail on the Company’s web site in its report to the Securities Exchange Commission on Form 8-K as filed on January 14, 2008.

The Special Meeting of Shareholders to consider and vote on the merger with AngloGold Ashanti is scheduled for May 28, 2008. The Record Date to establish the shareholders eligible to vote at this meeting was March 31, 2008.

I ask each and every shareholder to read all of the information on the merger when you receive it and carefully choose which decision best meets your individual investment goals.

The Board of Directors and our major shareholders (totaling 44.2%) have committed themselves contractually to vote their shares for the transaction.

I will be pleased to answer any questions you may have.

On behalf of the Board of Directors, sincerely,